Changes in Affiliates (New Affiliate)

PLANT EST Co.,Ltd. is a new affiliate company of the POSCO Group. Posco Engineering & Construction, an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of PLANT EST Co., Ltd.

Company to be affiliated:

• Company Name: PLANT EST Co., Ltd.

• Total Assets (KRW): 1,000,000,000

• Total Shareholders’ Equity (KRW): 1,000,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 1,000,000,000

• Current total number of affiliated companies: 131